UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Total Return Securities Fund
(Name of Subject Company (Issuer))

Total Return Securities Fund
(Name of Filing Person (Offeror))

COMMON STOCK
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

870875101
(CUSIP Number of Class of Securities)

Andrew Dakos c/o Bulldog Investors, LLP Park 80 West | 250 Pehle Avenue, Suite 708 Saddle Brook, NJ 07663 1-800-730-2932	With a copy to: William G. Farrar, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

December 19, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to the offer by Total Return Securities Fund, a closed-end management investment company organized under the laws of the state of Delaware (the “Fund”), to purchase up to 4,000,000 of its issued and outstanding shares of common stock, par value $0.001 per share, at a price equal to 98% of the net asset value (“NAV”) per share, determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the business day immediately following the day the offer expires, to the seller in cash, less any applicable withholding taxes and without interest. The Fund’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2025, and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). In accordance with the rules of the U.S. Securities and Exchange Commission, the Fund may purchase additional shares not to exceed 2% of the outstanding shares of the Fund (approximately 339,477 shares) without amending or extending the offer.

This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 of this Issuer Tender Offer Statement on Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 11.	Additional Information

(a)(1)	None

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	None

(c)	None

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 19, 2025.*
(a)(1)(ii)	Form of Letter of Transmittal (Including IRS Form W-9 and the instructions included therewith).*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Stockholders of the Fund, dated December 19, 2025.*
(a)(2)	Not applicable.
(a)(5)(i)	Press Release issued by the Fund, dated August 19, 2025 (incorporated by reference to Schedule TO-C filed by the Fund on August 20, 2025).

(a)(5)(ii)	Press Release issued by the Fund, dated December 19, 2025.*
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table*

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Total Return Securities Fund

By:	/s/ Andrew Dakos
	Name:	Andrew Dakos
	Title:	President and Chief Executive Officer

Dated: December 19, 2025

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated December 19, 2025.
(a)(1)(ii)	Form of Letter of Transmittal (Including IRS Form W-9 and the instructions included therewith).
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Stockholders of the Fund, dated December 19, 2025.
(a)(5)(ii)	Press Release issued by the Fund, dated December 19, 2025.
107	Filing Fee Table